UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 5 July 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
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furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not
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event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
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12g3-2(b):
82-_______________.
Enclosures : Sasol Nitro, a division of Sasol Chemical Industries
Limited, settles with Competition Commission regarding
allegations of abuse of dominance in its fertiliser businesses

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SSL
(“Sasol”)

Sasol Nitro, a division of Sasol Chemical Industries Limited, settles with Competition Commission regarding allegations of abuse of dominance in its fertiliser businesses

Sasol Nitro, a division of Sasol Chemical Industries Limited, has concluded a settlement agreement with the Competition Commission of South Africa, relating to its fertiliser business. This
agreement is scheduled to be considered by the Competition
Tribunal on 14 July 2010.

Sasol Nitro and the Commission have been engaged in settlement discussions, regarding alleged contraventions of the Competition
Act, pertaining to excessive pricing and exclusionary practices.
The discussions have been focussed on addressing outstanding matters raised by Nutri-Flo and Profert, from the mid-2000s.

The settlement will see Sasol Nitro restructuring its fertiliser business. Sasol Nitro does not believe it engaged in excessive pricing and exclusionary practices. Sasol believes the restructuring will address the Commission’s concerns regarding
Sasol’s position within the nitrogen based fertiliser value
chain, while also opening the industry to more competition. Sasol
Nitro will withdraw from certain downstream activities with
increased focus on the core activities of its fertiliser
business.

Sasol Nitro approached the Commission with this structural
solution and has undertaken several changes to its fertiliser business model:
1.    Divesting its regional blending capacity in Bellville,
       Durban, Kimberley, Potchefstroom and Endicott whilst
       retaining its full production activities in Secunda.
2.   Altering Sasol Nitro’s fertiliser sales approach to a
      Secunda ex-works model. All fertiliser retail agent
      contracts will be phased out and a new fertiliser sales
      operating model formulated.
3.   Pricing all ammonium nitrate based fertilisers on an ex-
      Secunda basis.
4.   Phasing out ammonia imports on behalf of customers in South
      Africa.

Approximately 50 permanent Sasol Nitro employees will be affected by the restructuring as well as approximately 90 commission-based agents.

Over the implementation period, Sasol Nitro will work with the affected parties to, as far as possible, limit the impact of the changes on the staff. Sasol ChemCity, Sasol’s business incubator, will facilitate interested parties in the development of business opportunities that may arise from the restructuring.

“Not only will this settlement see us restructure our fertiliser business within Sasol, we believe it will open the downstream fertiliser industry to more players, encouraging competition and potentially create new distribution business opportunities, as this sector redesigns itself. We also believe that these changes will create several new opportunities for Sasol Nitro to improve our offering to the end customer, our farmers”, said Marius
Brand, managing director of Sasol Nitro.

“We remain committed to the agriculture industry and the
competitiveness of inputs to that industry. We have already
started with detailed planning to ensure these changes are
implemented as smoothly as possible”, he said.

The agreement will be a full and final settlement of the alleged contraventions of excessive pricing and exclusionary practices, which are the subject of the Nutri-Flo and Profert referrals, but requires confirmation by the Tribunal. As the Commission is of the view that the settlement will address their competition
concerns, the Commission has not sought an administrative
penalty.

The proposed settlement together with the changes to the Sasol
Nitro business will not have a material adverse impact on the
Sasol Group.

5 July 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Disclaimer - Forward-looking statements:

In this document we make certain statements that are not
historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return and cost reductions. Words such as "believe",
"anticipate", "expect", "intend", "seek", "will", "plan",
"could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of
important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and
intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9
October 2009 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking
statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 July 2010
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary